Exhibit 99.3

For Immediate Release

BAUD TELECOM NAMES DRAGONWAVE ‘VENDOR OF CHOICE’

FOR LAST MILE ENTERPRISE ACCESS

GO Telecom, One of BTC’s valuable customers, Relying on Horizon Compact for Wireless Business Access in Nationwide Rollout in Saudi Arabia

Ottawa, Canada, June 22, 2010 - DragonWave Inc. ((NASDAQ: DRWI; TSX: DWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that Baud Telecom Company (BTC Networks) has selected DragonWave as its “vendor of choice” for wireless, last-mile enterprise access. One of BTC Networks’ valuable customers, Etihad Atheeb Telecom Company “GO”, is expanding its footprint across Saudi Arabia by deploying DragonWave’s Horizon Compact to flexibly support low-latency business services of varying speeds up to 400 Mbps.

“The DragonWave solution offers an appealing combination of benefits to GO Telecom,” said Ziad Edeis, Manager — Studies & Proposals Department with BTC Networks. “For example, the Horizon Compact allows us to meet GO’s needs to be able to introduce low-latency services, including voice and high-speed data, in locations where fiber access is unavailable or prohibitively expensive—and then adjust capacity quickly and easily as needed with simple software upgrades. Plus, the spectral efficiency of the DragonWave solution will allow GO Telecom and our other customers to cost-effectively deliver the maximum amount of revenue-generating services over their licensed spectrum allotments.”

BTC Networks, through its partnership with the operators, supports enterprise services in more than 30 cities across Saudi Arabia, and BTC Networks has furthered its reach to markets across the Middle East. DragonWave’s Horizon Compact provides BTC Networks with a proven, robust and feature-rich access solution for state-of-the-art business services that integrate legacy Time Division Multiplexing (TDM) and carrier-grade, high-capacity native Ethernet applications. The Horizon Compact’s advanced failover and preemptive-handoff capabilities ensure high degrees of traffic security and service reliability, and its remote scalability and integration of traditional split indoor modem and outdoor radio functionality into a single, small, all-outdoor chassis contribute to a low total cost of ownership.

“BTC Networks is a terrific partner for us in the increasingly important Middle East marketplace, and the Horizon Compact is the right solution for last-mile enterprise access and fiber extension,” said Peter Allen, President and Chief Executive Officer of DragonWave. “Our solution will help operators like GO Telecom offer the most appealing business services without concerns that operational and spectrum costs could sabotage profitability.”

DragonWave Horizon products operate in both licensed and unlicensed radio frequencies between 6 and 38 GHz. An uncompromised product design delivers pure “packet” microwave performance with software scalable, ultra-low latency transport of up to 4 Gbps per link. Extremely easy to deploy and manage, DragonWave products deliver carrier-grade (99.999%) interference-free performance in next-generation IP networks.

About Baud Telecom Company (BTC Networks)

Baud Telecom Company, established in 1975 in Jeddah, Kingdom of Saudi Arabia, is a leading system integrator for telecommunication service providers, better known as BTC Networks. It has offices in Jeddah, Riyadh, Khobar, Madinah. Outside the Kingdom, branches were established in Egypt, Lebanon, Jordan, Syria and Iraq. BTC Networks represents global Telecom vendors like Cisco, Juniper, Tellabs, Polycom, ND SatCom, Nexans, NetScreen, MGE among many other market leaders.

About Etihad Atheeb Telecom Co. “GO”

Etihad Atheeb Telecom “GO” is a Saudi Joint Stock Company with a capital of 1 billion Saudi Riyals that holds a fixed-line license from the Saudi CITC and specializes in the fields of high-speed WiMAX Internet and phone services. GO is listed in the Saudi stock exchange “Tadawul” under the name “Atheeb Telecom” and code 7040. “GO” is the company commercial name. His Royal Highness, Prince Abdul Aziz bin Ahmed bin Abdul Aziz Al Saud is the Chairman of the Board of Directors. “GO” is the first 4G Operator and competing fixed phone service provider in the kingdom. For more information, kindly visit www.go.com.sa

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2252	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024